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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WESTMINSTER CAPITAL, INC.
(Name of Subject Company (Issuer))

Westminster Capital, Inc.
(Name of 13e-4 and 13e-3 Filing Person)

William Belzberg
Hyman Belzberg
Keenan Behrle
(Name of 14d-1 and 13e-3 Filing Persons)

Common Stock
(Title of Class of Securities)

307351106
(CUSIP Number of Class of Securities)

Keenan Behrle
Executive Vice President
9665 Wilshire Boulevard, Suite M-10
Beverly Hills, California 90212
(310) 278-1930
(Name, Address, and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Scott Galer, Esq.
Akin, Gump, Strauss, Hauer & Feld L.L.P.
2029 Century Park East, Suite 2400
Los Angeles, California 90067
(310) 229-1000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$6,949,082	$640

*
Estimated for purposes of filing fee only. The amount assumes the purchase of 2,481,815 shares of common stock, par value $1 per share, of Westminster Capital, Inc. (the "Company"), for a price per share of $2.80. Such number of shares represents (i) the sum of the 6,651,859 outstanding shares of the Company as of April 16, 2002 and the 175,000 shares issuable upon the exercise of all currently exercisable options to purchase shares and (ii) less the 4,345,044 shares held by William Belzberg, Hyman Belzberg, Keenan Behrle and certain other stockholders who have notified the Company that they do not intend on tendering their shares in the tender offer.

**
The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended.

☐    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	N/A	Filing Party	N/A
Form or Registration No.	N/A	Date Filed	N/A

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO relates to the offer by Westminster Capital, Inc., a Delaware corporation (the "Company"), to purchase any and all of the issued and outstanding shares of its common stock at a price of $2.80 per share of common stock, net to seller in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of April 18, 2002 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which as they may be amended and supplemented from time to time, together constitute the "Offer").

        The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including without limitation all of the information required by Schedule 13e-3 that is not included in or covered by the items in Schedule TO, except as set forth below.

ITEM 10. FINANCIAL STATEMENTS.

        (a)  Financial Information. Pursuant to the Instructions to Item 10, financial information of William Belzberg, Hyman Belzberg and Keenan Behrle is not material.

        (b)  Pro Forma Information. Pursuant to the Instructions to Item 10, pro forma information is not material.

ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase, dated April 18, 2002.
(a)(2)	Letter of Transmittal.
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Summary Advertisement published in The New York Times on April 18, 2002.
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)	Letter to Stockholders from the Company.
(a)(9)	Text of Press Release issued by the Company on April 18, 2002.
(b)	None.
(c)(1)	Fairness Opinion, dated as of April 18, 2002, by Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
(c)(2)	Presentation to the Special Committee by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. on April 9, 2002.
(d)	None.
(f)	None.
(g)	None.
(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Item 13 of Schedule 13e-3—Financial Statements.

        The audited financial statements of the Company for the fiscal years ended 2001 and 2000 are hereby expressly incorporated by reference herein by reference to Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Commission on April 1, 2002.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Dated: April 18, 2002	WESTMINSTER CAPITAL, INC.

	By:	/s/ WILLIAM BELZBERG
	Name:	William Belzberg
	Title:	Chief Executive Officer

Dated: April 18, 2002	/s/ WILLIAM BELZBERG William Belzberg

Dated: April 18, 2002	/s/ HYMAN BELZBERG Hyman Belzberg

Dated: April 18, 2002	/s/ KEENAN BEHRLE Keenan Behrle

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated April 18, 2002.
(a)(2)	Letter of Transmittal.
(a)(3)	Notice of Guaranteed Delivery.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)	Summary Advertisement published in The New York Times on April 18, 2002.
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(8)	Letter to Stockholders from the Company.
(a)(9)	Text of Press Release issued by the Company on April 18, 2002.
(b)	None.
(c)(1)	Fairness Opinion, dated as of April 18, 2002, by Houlihan Lokey Howard & Zukin Financial Advisors, Inc.
(c)(2)	Presentation to the Special Committee by Houlihan Lokey Howard & Zukin Financial Advisors on April 9, 2002.
(d)	None.
(f)	None.
(g)	None.
(h)	None.

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  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 12. EXHIBITS.
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
EXHIBIT INDEX